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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ------------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                                McM CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                McM CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                         ------------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   552674103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                                 GEORGE E. KING
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                McM CORPORATION
                          702 OBERLIN ROAD, SUITE 300
                         RALEIGH, NORTH CAROLINA 27605
                                 (919) 831-8172
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
          AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

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ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is McM Corporation, a North Carolina corporation (alternatively, "McM" or the "Company"). The address of the principal executive office of the Company is 702 Oberlin Road, Raleigh, North Carolina 27605. The title of the class of equity securities to which this Statement relates is the issued and outstanding common stock, $1.00 par value (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by IAT Reinsurance Syndicate Ltd., a Bermuda corporation (alternatively, "IAT" or "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on July 23, 1998 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 35% of the Shares at a price of $3.65 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 1998, (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which collectively constitute the "Offer").

     The Offer is being made pursuant to an Offer and Rights Agreement between the Company and IAT dated July 16, 1998 (the "Offer and Rights Agreement"), the provisions of which are further described in Item 3(b)(2) hereof. The Offer and Rights Agreement provides that, upon the terms and subject to the conditions contained therein, IAT will make the Offer as described herein and the Company will, among other things, recommend the Offer to the Company's shareholders.

     According to the Schedule 14D-1, the address of the principal executive offices of IAT is Victoria Hall, 11 Victoria Street, Hamilton HM11, Bermuda.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) The information contained on pages 5 through 17 of the Company's Proxy Statement, dated April 21, 1998, for the Company's 1998 Annual Meeting of Shareholders filed with the Commission as Exhibit 1 and incorporated herein by reference contains information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates.

  Employee Incentive Stock Option Plans

     Certain officers of the Company have received incentive stock option awards to purchase the common stock of the Company under both the 1986 and 1996 Employee Incentive Stock Option Plans of McM Corporation (the "Option Plans"), both approved by the shareholders of the Company on May 16, 1986, and May 23, 1996, respectively, and filed as Exhibits 2 and 3 and incorporated herein by reference. Under the Option Plans, a total of 177,962 shares of the Company's common stock are reserved for issuance pursuant to outstanding options. Of those shares, 157,962 are attributable to options held by executive officers. Both Option Plans provide that, upon a Change in Control (defined in the Option Plans), all options held by an optionee become fully exercisable. Consummation of the Offer as described herein would constitute a Change in Control under the Option Plans. IAT has offered to cash out all existing options in consideration of a cash payment of an amount equal to the difference between the option price and $3.65. The executive officers of the Company, George E. King and Stephen L. Stephano, entered into an agreement with IAT on July 16, 1998, whereby they have agreed, among other things, to cancel all of their options under the Option Plans for the cash consideration offered by IAT. For those options with an option price above $3.65, Mr. King and Mr. Stephano have agreed to the termination of these options with no cash payment in exchange for such termination. (See discussion of this agreement under heading "Tender Agreement" below).

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  Executive Officers' Employment Agreements

     The Company's two executive officers, Mr. King and Mr. Stephano, have two-year rolling term employment agreements with the Company filed as Exhibits 4 and 5 and incorporated herein by reference. In the event either executive officer's employment is terminated without cause or the executive is required to relocate his office more than fifty miles from its present location, the officer is eligible for a termination benefit of two years' salary. The specific terms of the employment agreements and other compensation arrangements with Mr. King and Mr. Stephano are further described in Exhibits 1, 4 and 5.

  Employee Stock Purchase Plan of McM Corporation

     The 1996 Employee Stock Purchase Plan of McM Corporation (the "ESP Plan") was approved by the Board of Directors and became effective as of May 23, 1996, and is filed as Exhibit 6 and incorporated herein by reference. Under the Plan, eligible employees (including executive officers) may purchase up to an aggregate of 300,000 shares of the Company's common stock. At the end of the quarterly offering period, participants can elect to purchase shares of the Company's common stock at a ten percent discount of the closing price of the common stock reported on the NASDAQ Stock Exchange on the day before the applicable purchase date. 31,350 shares have been subscribed to under the ESP Plan as of July 14, 1998, of which total 16,532 shares are held by executive officers.

     Pursuant to the Offer and Rights Agreement, the Company has terminated the ESP Plan effective as of July 15, 1998, the day after the last quarterly purchase under the ESP Plan. Employees may elect to tender the shares held in their ESP Plan accounts by completing the Instructions included with the Offer to Purchase.

  Key Executive Incentive Compensation Plan

     The Company's Key Executive Incentive Compensation Plan (the "Incentive Plan"), effective January 1, 1993, filed as Exhibit 7 and incorporated herein by reference, provides incentive compensation for the executive officers of McM, Mr. King and Mr. Stephano, and is further described in the proxy statement filed as Exhibit 1 and incorporated herein by reference.

  McM Corporation Phantom Stock Plan

     The McM Corporation Phantom Stock Plan (the "Phantom Plan"), filed as
Exhibit 8 and incorporated herein by reference, was approved by the Board of Directors and became effective January 19, 1995. Mr. Stephano has received a total of 100,000 shares of phantom stock awards under the Phantom Plan. Under the terms of the Phantom Plan, Mr. Stephano's shares of phantom stock mature as of the earliest to occur of (a) the two year anniversary of the date of termination of Mr. Stephano's employment; (b) the date of death or total and permanent disability of Mr. Stephano; or (c) the date Mr. Stephano reaches age
55. Upon maturity, Mr. Stephano receives the value of the phantom stock as calculated under the Phantom Plan.

     (b)(2) The Offer and Rights Agreement. The following is a summary of the Offer and Rights Agreement filed as Exhibit 9 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Offer and Rights Agreement.

     The Offer. The Offer and Rights Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the execution of the Offer and Rights Agreement. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described herein.

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     Designation of Directors.  The Offer and Rights Agreement provides that immediately following the Purchaser's Election Time (as defined below) and from time to time thereafter, Purchaser shall be entitled to designate a majority of the Board of Directors. Pursuant to the Offer and Rights Agreement, the Company agrees, at such time, to promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. The Offer and Rights Agreement also provides that, at such time, the Company shall use its best efforts to cause persons designated by Purchaser to constitute a majority of (a) each committee of the Board (some of whom may be required to be independent as required by applicable law or the requirements of the rules of the National Association of Securities Dealers, Inc.), (b) each board of directors of each subsidiary and (c) each committee of each such board, in each case only to the extent permitted by applicable law. If any of Purchaser's designees dies, resigns or is removed upon the direction of Purchaser, the Company agrees in the Offer and Rights Agreement to take all action necessary to cause such vacancy to be filled by a designee of Purchaser within 10 business days after the opening of such vacancy. Notwithstanding the foregoing, the Offer and Rights Agreement provides that until the Purchaser's Election Time, the Company shall use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the subsidiaries of the Company as of the date thereof who are not employees of the Company shall remain members of the Board and of such boards and committees.

     Rights to Purchase Preferred Stock. Pursuant to the Offer and Rights Agreement, the Company agrees to issue to Purchaser, immediately following the acceptance for payment and payment by Purchaser for Shares validly tendered and not withdrawn pursuant to the Offer, rights ("Rights") to purchase from the Company 60,000 shares of a new issue of Series A preferred stock, par value $1,000 per share ("Preferred Stock"), at an exercise price of $.01 per share of Preferred Stock. The Rights are exercisable in whole or in part and at any time after issuance and prior to June 1, 2008, if, (i) the Trust sells (including without limitation, pursuant to a merger, consolidation or other business combination transaction involving the Company) any of the Retained Shares to any third party other than Purchaser or an assignee of Purchaser, or (ii) if any person or entity other than Purchaser causes Purchaser's designees to cease to constitute a majority of the members of the Board of Directors of the Company. Notwithstanding the foregoing, the Offer and Rights Agreement provides that the Rights shall not become immediately exercisable if Purchaser's designees fail to constitute a majority of the members of the Company's Board of Directors due to the death, resignation or removal by Purchaser of any such designee; provided, that the Rights shall become exercisable following any such event if, prior to the time Purchaser's designees again represent a majority of the members of the Company's board of directors, such board takes any action opposed by a majority of the remaining designees of Purchaser or, if no such designees remain, the then current chief executive officer of Purchaser. Pursuant to the Offer and Rights Agreement, the Company agreed to take all action necessary to fill any vacancy created by death, resignation or removal by Purchaser of Purchaser's designees to the board of directors of the Company within 10 business days of any such event.

     The Offer and Rights Agreement also provides that no delay or failure by Purchaser in exercising the Rights upon an occurrence of an event allowing for exercise shall operate as a waiver of such right to exercise, nor shall any partial exercise of the Rights preclude other or further exercise thereof. No Rights may be exercised for less than a whole share of Preferred Stock, and the Purchaser may surrender the Rights to the Company for cancellation at any time before June 1, 2008. The Offer and Rights Agreement also provides that Purchaser, as holder of Rights, shall not be deemed for any purposes the holder of any shares of Preferred Stock issuable on the exercise thereof, nor shall the Offer and Rights Agreement confer on Purchaser, as such holder of Rights, any of the rights of a shareholder of the Company until the Rights shall have been exercised and then only to the extent provided in the designation of Preferred Stock. Pursuant to the Offer and Rights Agreement, each person in whose name any certificate for shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the shares of Preferred Stock represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly delivered to the Company with payment of the exercise price (and any applicable taxes and other governmental charges payable by the exercising holder hereunder); provided, however, that if the date of such delivery and payment is a date upon which the stock transfer books of the Company are closed, such

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person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding business day on which the stock transfer books of the Company are open.

     The Offer and Rights Agreement attaches as an exhibit the rights, preferences, limitations and characteristics (the "Designation") of the Preferred Stock, which provides for a series of 60,000 shares, which number may from time to time be increased or decreased (but may not be decreased below the number then outstanding) by the board of directors of the Company. The Designation provides that the Preferred Stock will have no dividend or voting rights (other than voting rights required by the North Carolina Business Corporation Act), and will not be convertible or exchangeable for shares of Common Stock or any other class or series of stock (or any other security) of the Company. The Designation provides that the Preferred Stock shall rank, as to distribution of assets upon liquidation, dissolution or winding up, senior to any other class or series of preferred stock of the Company. Moreover, upon the voluntary or involuntary liquidation, dissolution of winding up of the Company, the Designation provides that the holders of shares of Preferred Stock shall be entitled to receive out of the net assets of the Company, before any payment or distribution shall be made or set apart for payment on the Common Stock or any other class or series of stock of the Company, the amount of $1,000 per share; provided, that after such payment, the holders of Preferred Stock, as such, shall have no right or claim to any of the remaining net assets of the Company. Subject to the North Carolina Business Corporation Act and required regulatory approvals, the Designation also provides that the Preferred Stock shall at all times be redeemable at the option of the holder thereof in cash for $1,000 per share payable by the Company by official bank or certified check or wire transfer of immediately available funds. Such redemption shall occur within ten business days after receiving a written notice of redemption from the holder of shares of Preferred Stock accompanied by a certificate or certificates for such shares duly endorsed by the holder thereof with signature guaranteed by a financial institution.

     In the Offer and Rights Agreement, the Company covenants and agrees that it will (i) cause the Company's Articles of Incorporation to be amended immediately following Purchaser's purchase of Shares in the Offer to include the designation of the Preferred Stock and such other matters as may be required by applicable law in connection with the establishment of the Preferred Stock, (ii) take all such action as may be necessary to insure that all shares of Preferred Stock delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the exercise price therefor), be duly and validly authorized, executed, issued and delivered and fully paid and nonassessable, (iii) take all such action as may be necessary to comply with any applicable laws, rules, or regulations in connection with the issuance of any shares upon exercise of Rights, and (iv) pay when due and payable any and all federal and state transfer taxes and charges that may be payable in respect of the original issuance or delivery of a Rights Certificate or of any shares of Preferred Stock issued upon the exercise of Rights; provided, however, that the Company shall not be required to pay any transfer tax or charge that may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares of Preferred Stock in a name other than of the holder of the Rights being transferred or exercised.

     Conduct of Business. Pursuant to the Offer and Rights Agreement, the Company has covenanted and agreed that, between the date of the Offer and Rights Agreement and the election or appointment of Purchaser's designees to serve on the Company's Board of Directors (the "Purchaser's Election Date"), unless Purchaser shall otherwise agree in writing, each of the Company and its Subsidiaries (as defined in the Offer and Rights Agreement) shall conduct its business only in, and the Company and the Subsidiaries shall not take any action except in the ordinary course of business and in a manner consistent with past practice; and the Company shall use its best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries have significant business relations. The Offer and Rights Agreement also provides that, except as contemplated by the Offer and Rights Agreement, neither the Company nor any Subsidiary shall, between the date of the Offer and Rights Agreement and the Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following: without the prior written consent of the Purchaser (a) amend or otherwise change its Articles of Incorporation or Bylaws or equivalent organizational documents; (b) issue, sell, pledge, dispose of,

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grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any subsidiary or (ii) any assets of the Company or any subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock except for the regular quarterly dividend of Wilshire Insurance Company to Occidental Fire & Casualty Company of North Carolina; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business; (ii) incur any indebtedness for borrowed money except of routine use of the Company's existing line of credit in the ordinary course of business or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become responsible for the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice;
(iii) enter into any contract or agreement other than contracts or agreements entered into in the ordinary course of business, consistent with past practice and which require payments by the Company or its subsidiaries in an aggregate amount of less than U.S. $250,000; (iv) terminate, cancel or request any material change in, or agree to any material change in, any material contracts, except in the ordinary course of business consistent with past practice; (v) authorize any single capital expenditure (excluding software development activity) which is in excess of U.S. $100,000 or capital expenditures which are, in the aggregate, in excess of U.S. $250,000 for the Company and its subsidiaries taken as a whole; or (vi) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter described in this clause (e); (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any proposal to adopt or amend any such plan; (g) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures (including, without limitation, procedures with respect to the payment of accounts payable and collection of accounts receivable); (h) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability;
(i) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against on the Company's consolidated balance sheet included in its Annual Report on Form 10-K for the period ended December 31, 1997, or subsequently incurred in the ordinary course of business and consistent with past practice; or (j) except for insurance claims settled in the ordinary course, certain litigation matters and insurance related claims, settle or compromise any pending or threatened suit, action or claim that is material or which relates to any of the Transactions; or
(k) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment, to do any of the foregoing or any action that would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Offer and Rights Agreement).

     Access to Information; Confidentiality. Pursuant to the Offer and Rights Agreement, from the date of the Offer and Rights Agreement to the Purchaser's Election Time, the Company agreed to, and to cause its Subsidiaries and the officers, directors, employees, auditors and agents of the Company and its subsidiaries to, afford the officers, employees and agents of the Purchaser complete access at all reasonable times to the officers, employees, agents, properties, offices, and other facilities, books and records of the Company and each of its subsidiaries and to furnish Purchaser with all financial, operating and other data and information as

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Purchaser, through its officers, employees or agents, may reasonably request.
The Purchaser agreed in the Offer and Rights Agreement except as required by law to keep such information confidential in accordance with the Confidentiality Agreement dated as of April 15, 1998 (the "Confidentiality Agreement"), between Purchaser and the Company.

     No Solicitation of Transactions. The Company has agreed that neither the Company nor any subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries or participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Notwithstanding the foregoing, the Offer and Rights Agreement permits the Board to furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Offer and Rights Agreement) proposal in writing by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Subsidiaries, if, and only to the extent that, (a) the Board, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board to comply with its fiduciary duties to shareholders imposed by North Carolina law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company uses its reasonable best efforts to obtain from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement (or obtained a confidentiality agreement prior to the date of the Offer and Rights Agreement). Pursuant to the Offer and Rights Agreement, the Company agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the date of the Offer and Rights Agreement with respect to any of the foregoing. Moreover, the Company agreed (x) to notify Purchaser promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made and (y) not to release any third party from, or waive any provision of, any confidentiality or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

     Treatment of Stock Options; Employee Stock Purchase Rights. Under the terms of the Company's 1986 Employee Incentive Stock Option Plan and 1996 Employee Incentive Stock Option Plan (collectively, the "Stock Option Plans"), each outstanding option (an "Option") to purchase Shares becomes exercisable in full, regardless of the vesting schedule contained in any stock option agreement or in any of the Stock Option Plans, five business days prior to the consummation of a change of control ("Change of Control") as defined in the Stock Option Plans. A Change of Control includes the acquisition by any person of beneficial ownership, directly or indirectly, of 25% or more of the voting power of the Company's then outstanding securities. The Stock Option Plans further provide that, in the event any Option holder is terminated as an employee of the Company within three months following Change of Control, all options granted to such employee on or before the date of such termination shall remain exercisable for a period ending on the earlier of (i) six months following such termination or (ii) the original expiration date of the Option. Consummation of the Offer in accordance with the terms described herein would constitute a Change of Control. Except as described herein, any holders of Options under the Stock Option Plans wishing to tender such Option Shares in the Offer may either exercise such options and tender the Shares received in accordance with the general instructions provided herein or, in lieu of exercising such Options and tendering such Shares in the offer, elect to cancel such Options and obtain from the Purchaser, in exchange for such cancellation, an amount (subject to applicable withholding tax) in cash equal to the product of (a) the number of Shares previously subject to such Option and (b) the excess, if any, of the per share consideration payable pursuant to the Offer over the exercise price per Share previously subject to such Option. Employees may elect to cancel their Options in return for the cash payment described above by completing the Instructions included with the Offer to Purchase.

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     The Company has terminated the 1996 Employee Stock Purchase Plan (the
"Employee Purchase Plan") effective as of July 15, 1998, the day after the last quarterly purchase date under the Employee Purchase Plan. Employees may elect to tender Shares held in their Employee Purchase Plan accounts by completing the Instructions included with the Offer to Purchase.

     Directors' and Officers' Indemnification and Insurance. Following Purchaser's Election Time, and for a period of six years thereafter, the Offer and Rights Agreement requires Purchaser to cause the Board of Directors of the Company to retain provisions in the Articles of Incorporation and Bylaws of the Company no less favorable with respect to indemnification of officers and directors than are currently set forth in such documents, unless such modification shall be required by law. The Offer and Rights Agreement also provides that the Company, from and after the date of such Agreement and to and including the date six years after the Purchaser's Election Time, shall use its best efforts to maintain in effect, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring on or prior to the Purchaser's Election Time. Notwithstanding the foregoing, in no event shall the Company be required to expend more than $140,000 per year for such insurance.

     Representations and Warranties. The Offer and Rights Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to the Company's due incorporation and valid existence and power and authority with respect to the Transactions, the enforceability of the Offer and Rights Agreement against the Company, the absence of conflicts between the Transactions and the organizational documents or contracts of the Company or applicable law, the brokers engaged by the Company, the capitalization of the Company, the Company's filings with the Commission, the consolidated financial statements of the Company and its subsidiaries, and the absence of certain changes or events concerning the Company's business.

     The Company also represented in the Offer and Rights Agreement that (a) the Board has unanimously (i) determined that the Offer and Rights Agreement and the Transactions contemplated thereby, including the Offer, are fair to and in the best interests of the shareholders of the Company, (ii) approved and adopted the Offer and Rights Agreement, and (iii) recommended that the shareholders of the Company accept the Offer.

     Conditions to Offer and Rights. The obligation of Purchaser to consummate the Offer is subject to the satisfaction of the Regulatory Approval Conditions and the satisfaction or waiver of the Minimum Condition (which may not be waived below 25% of the voting power of the Company) and the other conditions set forth in Annex A to the Offer and Rights Agreement. The obligation of the Company under the Offer and Rights Agreement to issue the Rights is subject to the fulfillment, at or prior to such issuance, of the Regulatory Approval Conditions, the accuracy of the representations and warranties of Purchaser in the Offer and Rights Agreement and Purchaser's acceptance for payment and payment for Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination. The Offer and Rights Agreement may be terminated and the Offer and other Transactions may be abandoned at any time prior to Purchaser's Election Time: (a) by mutual written consent duly authorized by the Boards of Directors of Purchaser and the Company prior to Purchaser's Election Time; (b) by Purchaser or the Company if (i) the Purchaser's Election Time shall not have occurred on or before the date 180 days following commencement of the Offer (so long as the party seeking such termination has not failed to fulfill any obligation under the Offer and Rights Agreement, which failure has been the cause of, or resulted in, the failure of the Purchaser's Election Time to occur on or before such date) or (ii) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer and such order, decree, ruling or other action shall have become final and nonappealable; (c) by Purchaser, upon approval of its Board of Directors, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Offer and Rights Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 180 days following the commencement of the Offer; unless such action or inaction under (A), (B) or (C) shall have been caused by or resulted from the failure of Purchaser to perform in any material respect any material covenant or agreement of Purchaser contained in the Offer and Rights Agreement or the material breach by Purchaser of any material representation or warranty contained in the Offer and Rights Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Offer and Rights Agreement, or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or any of its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing; or (d) by the Company, upon approval of the Board, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition to the Offer, Purchaser shall have (A) failed to commence the Offer within 30 days following the date of the Offer and Rights Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 180 days following the commencement of the Offer, unless such action or inaction under (A), (B), and (C) shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Offer and Rights Agreement or the material breach by the Company of any material representation or warranty of it contained in the Offer and Rights Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Offer and Rights Agreement, or any other Transaction in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or any of its assets by a sale, merger or other business combination or in order to approve a tender offer or exchange offer for Shares by a third party, in either case, as the Board determines in good faith that such action is required for the Board to comply with its fiduciary duties to shareholders, after consultation with its independent legal counsel and financial advisers, and is on terms more favorable to the Company's shareholders than the Offer; provided, however, that such termination under clause (ii) above shall not be effective until the Company has reimbursed Purchaser for its Expenses (as hereinafter defined).

     In the event of the termination of the Offer and Rights Agreement, pursuant to the terms in the preceding paragraph, the Offer and Rights Agreement provides that it shall forthwith become void, and there shall be no liability on the part of any party thereto, except under the provisions of the Offer and Rights Agreement related to expenses described below, confidentiality, and certain other miscellaneous provisions and except for liability of any party for breach of the Offer and Rights Agreement prior to its termination.

     Expenses.  The Offer and Rights Agreement provides that in the event that
(a) (i) on or after July 16, 1998, and prior to termination of the Offer and Rights Agreement, any person (including, without limitation, the Company or any affiliate thereof, but excluding the Trust, Purchaser or any affiliate of Purchaser), shall have become the beneficial owner of more than 10% of the then outstanding Shares and (ii) the Offer and Rights Agreement shall have been terminated pursuant to the termination section of such agreement and (iii) within 12 months of such termination a Third Party Acquisition (as defined hereinafter) shall occur; or (b) (i) on or after July 16, 1998, and prior to termination of the Offer and Rights Agreement any person shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for 25% or more (or which, assuming the maximum amount of securities that could be purchased, would result in any person beneficially owning 25% or more of the then outstanding Shares) or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than the per Share consideration provided in the Offer and (ii)(A) the Offer shall have remained open for at least 20 business days, (B) the Minimum Condition shall not have been satisfied and (C) the Offer and Rights Agreement shall have been terminated pursuant to the terms in of termination section of such agreement; or (c) the Offer and Rights Agreement is terminated pursuant to the termination provisions described in clause (c)(ii) or (d)(ii) of the second preceding paragraph; or (d) so long as Purchaser is not in material breach of its obligations under the Offer and Rights Agreement, if (i) the Offer and Rights Agreement is terminated as described in clause (c) of the second preceding paragraph due to the material breach of the Company's obligations under the Offer and Rights Agreement or (ii) the Offer and Rights Agreement is terminated as described in clause (c) second preceding paragraph because of the failure of representations and warranties of the Company to be true and correct, which failures in the aggregate have or are reasonably likely to have any change or effect that is or is reasonably likely to be materially adverse to the business, operations, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and its subsidiaries taken as a whole (a "Material Adverse Effect") or because of the failure of the Company to perform in any material respect any material obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Offer and Rights Agreement, then in any event set forth in clauses (a), (b), (c) or (d) above, the Offer and Rights Agreement requires the Company to promptly reimburse Purchaser for all Expenses. The Offer and Rights Agreement, however, does not require payment of Expenses if the events described in clause (a) or (b) above are satisfied if (x) the Offer and Rights Agreement is terminated solely for failure to satisfy any Regulatory Condition and (y) the failure to satisfy such Regulatory Condition is in no respect due to the occurrence of any event described in clause (a)(i) or (b)(i) described above.

     "Expenses" is defined in the Offer and Rights Agreement to mean all out-of-pocket expenses and fees up to $250,000 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel for structuring the Transactions and all fees of counsel, accountants, experts and consultants to Purchaser, and all printing and advertising expenses) actually incurred or accrued by Purchaser or on its behalf in connection with the transactions contemplated by the Offer and Rights Agreement and the Trust Purchase Agreement, and/or actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Purchaser in connection with the negotiation, preparation, execution and performance of the Offer and Rights Agreement and the Trust Purchase Agreement, the structuring of the Transactions and any agreements relating thereto. In the event that the Company shall fail to pay any Expenses when due, the term "Expenses" is deemed to include the costs and expenses actually incurred or accrued by Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of the expenses provision of the Offer and Rights Agreement, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a per annum rate equal to the rate of interest publicly announced by First Union National Bank, from time to time, in the City of Charlotte, North Carolina, as such bank's prime rate plus 1.00 percentage point. In addition, in connection with any other action or proceeding by any party hereto against any other party hereto alleging a breach of a representation, warranty, covenant or agreement set forth herein, the prevailing party in such action or proceeding shall be entitled to recover costs and expenses actually incurred or accrued (including without limitation, fees and expenses of counsel) in connection with the prosecution or defense (as the case may be) of such action or proceeding.

     "Third Party Acquisition" is defined in the Offer and Rights Agreement to mean the occurrence of any of the following events: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 25% or more of the outstanding Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 25% or more of the outstanding Shares.

     Except as set forth above, all costs and expenses incurred by Purchaser and the Company in connection with the Offer and Rights Agreement and the Transactions are required to be paid by the party incurring such expenses, whether or not any such Transaction is consummated.

     The Trust Purchase Agreement. The following is a summary of the Trust Purchase Agreement filed as Exhibit 10 and incorporated by reference. Such summary is qualified in its entirety by reference to the Trust Purchase Agreement.

     Purchase of Shares. Pursuant to the Trust Purchase Agreement, upon the purchase of Shares by Purchaser pursuant to the Offer, the Trustee, on behalf of the Trust, agrees to sell 658,900 Shares to Purchaser for $3.65 per share or an aggregate purchase price of $2,404,985.00 (the "Purchased Shares").

     Restrictions on Transfer. Under the Trust Purchase Agreement, Purchaser's resale of the Purchased Shares to a third party on or prior to December 31, 2003, would require the written consent of the Trustee, such consent not to be unreasonably withheld if the Trustee is reasonably satisfied as to the financial and professional qualities of such third party. In addition, Purchaser grants to the Trustee a right of first refusal to buy the Purchased Shares and any other capital stock or rights to acquire capital stock of the Company.

     Deposit. The Trust Purchase Agreement provides that, upon the closing of the purchase of the Purchased Shares, Purchaser will deposit $8,864,390 with the Trust, an amount in cash equal to $3.65 multiplied by the number of shares owned by the Trust following the sale of the Purchased Shares (the "Retained Shares"). Such deposit would be invested and reinvested by the Trustee. Any income earned on the deposit would be the sole property of the Trust and any losses thereon would be the sole responsibility of the Trust, all subject to the provisions described below. The Trust Purchase Agreement expressly provides that the agreement does not constitute any commitment on Purchaser's part to purchase the Retained Shares, any commitment on the Trust's part to sell the Retained Shares or any agreement with respect to a price for the Retained Shares, if and when Purchaser and the Trust might subsequently agree to a purchase and sale of the Retained Shares.

     The Trust Purchase Agreement generally provides that, if following the making of such deposit, Purchaser makes an offer to purchase the Retained Shares that is accepted by the Trust, the original deposit (without interest) will be used as a credit against the purchase price of the Retained Shares, regardless of the actual amount of funds related to the original deposit held by the Trust at such time. Pursuant to the Trust Purchase Agreement, if Purchaser makes a written offer to purchase the Retained Shares at a price in cash of at least $3.65 per share determined by a nationally recognized independent investment banking firm to be fair from a financial point of view to the Trust as majority shareholder of the Company, then (i) if the Trust rejects such offer, the Trust must refund the entire original deposit (without interest) to Purchaser and may retain the Retained Shares, and (ii) if the Trust accepts such offer and the purchase price is greater than the original deposit, Purchaser pays the difference between (x) the agreed purchase price per share and (y) the original deposit, plus interest at a rate of 6% per annum from the date the Trust received such deposit to the closing of the purchase, and the Trust is required to transfer the Retained Shares to Purchaser.

     Pursuant to the Trust Purchase Agreement, if the Trust at any time sells any Retained Shares to a third party, the Trust would refund to Purchaser a portion of the original deposit equal to $3.65 for each Retained Share sold by the Trust, and if the Company at any time enters bankruptcy, the deposit would become the property of the Trust and the Trust would transfer the Retained Shares to Purchaser without further consideration.

     Other Covenants. Pursuant to the Trust Purchase Agreement, the Trust agrees not to tender any of the Retained Shares in the Offer. In addition, the Trust agrees that it will support the issuance of the Rights provided pursuant to the Offer and Rights Agreement and, if required by law or requested by Purchaser, will vote all of the Retained Shares in favor of the issuance of such Rights.

     Conditions; Termination. The transactions contemplated by the Trust Purchase Agreement are conditioned upon (i) the approval of such agreement and the transactions contemplated thereby by the Delaware Chancery Court and the North Carolina Commissioner of Insurance, (ii) the expiration of applicable antitrust waiting periods under the HSR Act, (iii) the acceptance for payment and payment by Purchaser of Shares pursuant to the Offer and (iv) the accuracy of the representations and warranties of the parties thereto. In addition, Purchaser's obligations are conditioned upon the directors, the spouses of the directors, the Greenfield Children's Limited Partnership, the Jesse Greenfield IRA and a charitable foundation of which R. Peyton Woodson III (currently a director of the Company) is a trustee, agreeing to sell or tender to Purchaser an aggregate of 481,932 Shares at $3.65 per share. The Trust Purchase Agreement terminates on the earlier of the mutual written consent of the Purchaser and the Trust and June 1, 2008.

     The Tender Agreement. The following is a summary of the Tender Agreement filed as Exhibit 11 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement.

     Tender of Shares; Cash-Out of Options. Pursuant to the Tender Agreement, each Director has agreed, among other things, to tender in the Offer and not withdraw, or to cause to be tendered and not withdrawn, 481,932 Shares listed on a schedule to the Tender Agreement and all other Shares beneficially owned by such Director as of July 16, 1998, or thereafter acquired; provided, that no such tender is required if such Director would as a result of such tender incur liability under Section 16(b) of the Exchange Act ("Section 16(b)"). In the Tender Agreement, each Director also agreed that in the event any Director fails to tender any Shares due to a prospective Section 16(b) liability, as soon as the risk of such liability lapses, such Director would tender such Shares in the Offer or, if Purchaser has accepted Shares for payment pursuant to the Offer, would sell each such Share to Purchaser for the per Share consideration paid in the Offer. Each Director also agreed, in accordance with the procedures set forth in the Offer, to instruct the Company to cancel any options to purchase Shares held by such Director in return for a per share cash payment, subject to applicable withholding taxes, equal to the positive difference, if any, between $3.65 and the exercise price for such share. As of the date hereof, the Directors as a group hold options to purchase 157,962 Shares.

     Board of Directors Matters. In the Tender Agreement, the Directors also agreed, upon the purchase of Shares and cash-out of options by Purchaser pursuant to the Offer, and at the request of Purchaser, to resign immediately as a director of the Company, or at such later time requested by Purchaser. Each director not asked by Purchaser to resign also agreed immediately to appoint a slate of directors designated by Purchaser to fill any vacancies created by such resignations.

     Other Covenants. The Directors also agreed in the Tender Agreement not to purchase any Shares from the Trust and not to sell or place a lien on any of the Shares to be tendered by them or options to be canceled by them in the Offer prior to the earlier of the consummation of the Offer or the termination of the Tender Agreement.

     Certificates of Contribution. On June 15, 1998, pursuant to a petition submitted to, and approved by, the North Carolina Commissioner of Insurance, Purchaser provided the Company's subsidiary, Occidental Fire & Casualty Company of North Carolina ("OF&C"), with $5 million in financing in exchange for certificates of contribution issued by OF&C the form of which is filed as
Exhibit 12 and incorporated herein by reference (the "Certificates of Contribution"). The Certificates of Contribution bear interest at the rate of 5% per annum and have a maturity date of December 31, 2000, and contain acceleration features related to the timing of repayment and increase in interest rate. The certificates are issued in a series of five certificates of $1,000,000.00 each. Payment of both principal and interest is subject to the approval of the North Carolina Commissioner of Insurance. For statutory accounting purposes, the Certificates of Contribution are reported as surplus, but are treated as debt under generally accepted accounting principles.

     Confidentiality Agreement. The following is a summary of the Confidentiality Agreement, filed as Exhibit 13 and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement.

     On April 15, 1998, Purchaser entered into the Confidentiality Agreement with the Company. In the Confidentiality Agreement, Purchaser agreed, for itself, its affiliates and representatives, except as required by law, to keep confidential and to not disclose to any person other than those actively and directly participating in Purchaser's evaluation of a possible acquisition of the Company and to not use for any purpose other than in connection with the consummation of such an acquisition in a manner approved by the Company, all information about the Company furnished by the Company or its affiliates or representatives, excluding information which (a) becomes generally available to the public other than as a result of a disclosure by Purchaser or its representatives, (b) was available to Purchaser on a non-confidential basis prior to disclosure by the Company, or (c) becomes available to Purchaser from a person other than the Company or its representatives who is not otherwise bound by a confidentiality agreement with the Company or its representatives or is not otherwise prohibited from transmitting the information to Purchaser ("Proprietary Information"). Purchaser also agreed in the Confidentiality letter that if requested pursuant to, or required by, applicable law or regulation or legal process to disclose any Proprietary Information, it would provide the Company with prompt notice of such request(s) to enable the Company to seek an appropriate protective order or other appropriate remedy and to cooperate with the Company to obtain such protective order or other remedy. If such order or remedy is not obtained, or the Company waives compliance with the provisions of the Confidentiality Agreement, the Purchaser agreed in the Confidentiality Agreement to disclose only that portion of the Proprietary Information which it is advised by opinion of counsel is legally required to be disclosed. The Confidentiality Agreement also provides that, unless otherwise required by law, neither party nor any of such party's representatives will, without the prior written consent of the other party, disclose to any person (other than those actively and directly participating in the proposed acquisition) any information about such proposed acquisition. In the event the proposed acquisition is not consummated, the Confidentiality Agreement requires Purchaser to deliver all of the Proprietary Information in its, its affiliates, or its representatives possession to the Company.

     Pursuant to the Confidentiality Agreement, Purchaser also agreed that until April 15, 1999, neither Purchaser nor any of its affiliates or representatives will, without the prior written consent of the Company or its Board of
Directors: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person; (b) make, or in any way participate, directly or indirectly, in any "solicitation" or "proxies" to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; (d) seek or propose to influence or control the Company's management or policies (or request permission to do so); (e) solicit, encourage or induce an person employed by the Company to leave the Company's employ, without the Company's prior written consent; or (f) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing.

     Except as described above, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements of understandings, or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Company Board

     The Board met on July 15-16, 1998, to consider the possible transaction with IAT and to receive a report on the possible transaction from IAT representatives, the Company's financial advisor, PaineWebber Incorporated ("PaineWebber") and the Company's general counsel. At meetings of the Board held on July 15-16, 1998, the Board met with its financial advisors and legal advisors to review the status of the Company's ongoing sales process, the business, financial condition and prospects of the Company, the terms and conditions of the Offer and various matters related thereto, including reports by PaineWebber on the financial condition and performance, strategic alternatives and potential value of the Company. Based on the proposed terms of the draft tender offer presented to the Board on July 15-16, 1998, and after receiving advice from management, PaineWebber and the Company's general counsel, the Board unanimously determined that the Offer is fair to, and in the best interests of, the shareholders of the Company.

     AT THE JULY 15-16, 1998, MEETING, THE BOARD UNANIMOUSLY DETERMINED THAT THE OFFER AND OFFER AND RIGHTS AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to shareholders communicating the recommendation of the Board is filed as Exhibit 14 and is incorporated herein by reference.

     (b) Background; Reasons for the Company Board's Recommendation

     As a result of the Company's decision to explore capital and strategic alternatives as announced in its December 29, 1997, press release, PaineWebber began preparing marketing materials, initiating contacts and developing interest in the marketplace. On February 13, 1998, the Company entered into another in a series of engagements with PaineWebber. PaineWebber has served as the Company's financial advisor since 1989. On April 14, 1998, George E. King, Chairman and Chief Executive Officer of the Company, discussed with PaineWebber an inquiry he had received from representatives of IAT. A Confidentiality Agreement, effective on April 15, 1998, was signed by IAT and the Company.

     On April 15, 1998, PaineWebber, Mr. King and Stephen L. Stephano, President and Chief Operating Officer of the Company, and Edward A. Kerbs of Oceanic Co., a financial advisor to IAT, engaged in substantive conversations pertaining to the Company and IAT's interest in acquiring shares of the Company. These conversations continued on April 20, 1998, as Mr. King and Mr. Stephano engaged in extensive discussions regarding the operations of the Company and the operations of IAT at a meeting arranged by PaineWebber with the controlling shareholder of IAT in Raleigh, North Carolina. On April 27, 1998, Mr. King was advised by the controlling shareholder of IAT that IAT was engaged in detailed discussions with PaineWebber regarding IAT's continuing interest in the Company and aspects of a possible transaction structure. On April 28, 1998, representatives of PaineWebber met with the controlling shareholder of IAT to discuss IAT's continuing interest in acquiring the Company.

     On May 18, 1998, Mr. King was advised by Michael A. DiGregorio, Vice President of the Wilmington Trust Company, Trustee for the Company's majority shareholder, the McMillen Trust, that the Trustee had furnished a Confidentiality Agreement to the controlling shareholder of IAT pertaining to a possible agreement regarding the shares of the Company owned by the Trust.

     On May 21, 1998, at the meeting of the Company's Board of Directors, PaineWebber presented a detailed update of the ongoing activities associated with the sale process of the Company, including among other prospective purchasers, IAT.

     On June 3, 1998, at a meeting arranged by PaineWebber in New York City, Mr. King, Mr. Stephano and PaineWebber engaged in detailed discussions with Mr. Kerbs and IAT's controlling shareholder relating to the possible acquisition of shares of the Company by IAT. Also discussed was IAT's interest in providing a $5,000,000 investment in the Company.

     On June 4-5, 1998, Mr. King and Mr. Stephano continued detailed discussions with PaineWebber and with Mr. Kerbs pertaining to IAT's interest in the Company, including the due diligence necessary for any transaction to proceed further. Also included in these discussions was a description of a possible proposal by IAT to acquire shares of the Company held by the McMillen Trust. On June 8-9, 1998, Mr. King, Mr. Stephano and the Company's general counsel met with Mr. Kerbs at the home office of the Company for the specific purpose of conducting the necessary due diligence and to continue the detailed discussions commenced in New York with PaineWebber regarding a possible transaction and the structure of such transaction.

     Also during the June 8-9, 1998, meeting, discussions were held regarding a capital investment of $5,000,000 in Occidental Fire & Casualty Company of North Carolina ("OF&C"). On June 11, 1998, a Special Meeting of the Board was held for the specific purpose of receiving a detailed report from PaineWebber pertaining to the sale process, including a detailed report pertaining to IAT's possible proposal and structure of a transaction, and to consider the IAT's commitment of June 10, 1998, to provide a statutory capital investment of $5,000,000 to OF&C in the form of five $1,000,000 Certificates of Contribution. The Company's Board of Directors, at the June 11, 1998, meeting accepted IAT's commitment to invest $5,000,000 in OF&C and authorized management to proceed with the implementation of the investment. IAT's commitment to invest $5,000,000 in OF&C was not contingent on a possible transaction with the Company. On June 12, 1998, Mr. King and Mr. Stephano and general counsel engaged in extensive discussions with Mr. Kerbs pertaining to IAT's investing $5,000,000 in the form of five $1,000,000 Certificates of Contribution in OF&C. The Company and IAT agreed to proceed with the investment of the $5,000,000 into OF&C. On June 15, 1998, after approval of the $5,000,000 investment into OF&C by the North Carolina Department of Insurance ("NCDOI"), OF&C issued the five Certificates of Contribution ($1,000,000 each) to IAT with the closing and funding occurring on June 15, 1998.

     On June 17, 1998, Mr. King and Mr. Stephano discussed with Mr. Kerbs a possible meeting with representatives of A.M. Best Company for the purpose of advising them as to the improvement in the operations of the Company, including the capital investment of $5,000,000 into OF&C by IAT, and the impact of such actions on OF&C and its wholly owned subsidiary, Wilshire Insurance Company ("Wilshire"). On June 18, 1998, Mr. King, Mr. Stephano and Mr. Kerbs met with representatives of A.M. Best Company in Oldwick, New Jersey, and discussed the improvement in the property and casualty operations, the $5,000,000 capital investment in OF&C by IAT as well as other factors that could have a positive impact on the ratings OF&C and Wilshire.

     On June 29, 1998, PaineWebber reported to Mr. King, who in turn informed the Company's Board of Directors, that continuing contact and dialogue was taking place with all other seriously interested parties that expressed interest in purchasing the Company, and that PaineWebber was awaiting their reactions and/or responses. PaineWebber further advised that IAT was proceeding rapidly to a possible transaction.

     On June 30, 1998, Mr. King and Mr. Stephano engaged in discussions with Mr. DiGregorio regarding a possible transaction between IAT and the Company and a possible transaction between IAT and the McMillen Trust.

     On July 8, 1998, Mr. King gave notice of a Special Meeting of the Board to be held at the home office of the Company in Raleigh, North Carolina, on July 15-16, 1998, for the specific purpose of addressing all current developments within the sale process of the Company.

     Also on July 8, 1998, Mr. King, Mr. Stephano, general counsel and PaineWebber discussed with Mr. Kerbs and IAT's counsel a possible transaction, its structure, scheduling and timing. Also on July 8, 1998, Mr. King, Mr. Stephano and Mr. Kerbs and IAT's counsel met with representatives of the NCDOI for the specific purpose of informing them of a possible transaction and possible scheduling and timing of such transaction. A preliminary draft of the Form A required in such transaction was submitted to the NCDOI at the meeting. On July 10, 1998, Mr. King, Mr. Stephano and general counsel continued detailed discussions with Mr. Kerbs and IAT's counsel.

     On July 15-16, 1998, a Special Meeting of the Board was held to consider a possible transaction with IAT and to address all current developments within the sale process of the Company. Prior to this meeting, the Company, all members of the Board, the Company's general counsel and PaineWebber had received from IAT draft copies of a proposed Purchase Agreement between the Trust and IAT, Offer and Rights Agreement and Tender Agreement. During the two-day meeting, PaineWebber reviewed with the Board in detail all other parties that had expressed interest in purchasing the Company. The review included an analysis of all proposals presented to PaineWebber. PaineWebber also presented the basis for its fairness opinion with respect to the proposed transaction of IAT.

     At the end of the July 15-16, 1998, special meeting, the Board, having received a presentation from IAT and carefully considered the possible transaction, together with the advice of its legal and financial advisors, unanimously determined that it would be in the best interests of the Company and its shareholders to approve and recommend the transaction to the shareholders of the Company. On July 17, 1998, the Company and IAT issued a joint press release filed as Exhibit 14 and incorporated herein by reference announcing the signing of an agreement between IAT and the Company and an agreement between IAT and the McMillen Trust regarding IAT's intentions to acquire up to 49% of the Company's outstanding shares.

     In reaching its determination and recommendations with respect to the Offer, the Board reviewed in detail the Offer and the various alternative transactions described by its financial advisors, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the July 15-16, 1998, meeting the Board determined by unanimous vote that the Offer is fair to, and in the best interests of, the Company and its shareholders and authorized the execution and delivery of the Offer and Offer and Rights

Agreement. Numerous factors were taken into account in arriving at this determination including, among other things, the following:

          (i) the terms and conditions of the Offer and the Offer and Rights Agreement and the course of negotiations thereof;

          (ii) the directors' knowledge of the Company's business, financial condition, current business strategy, strategic alternatives and future prospects, the nature of the markets in which the Company operates, including pricing pressures and the trend toward consolidation in such markets and the Company's position in such markets;

          (iii) the Board's belief, based on the level of interest from other companies with which the Company had discussions concerning possible business combinations, together with its view that an acquisition of the Company would be particularly attractive to IAT, that a proposal that could provide greater value to the Company's shareholders than the Offer would be unlikely;

          (iv) the presentations of the Company's financial advisor, PaineWebber, at the Board meetings held on July 15-16, 1998, and PaineWebber's written opinion (the "PaineWebber Opinion") orally presented to the Board on July 16, 1998, and subsequently confirmed in writing, that, based upon and subject to the information contained therein, as of the date of the opinion, the consideration to be received by the shareholders of the Company in the Offer is fair to such shareholders from a financial point of view. A copy of the PaineWebber Opinion setting forth the assumptions made and matters considered and limitations set forth by PaineWebber is attached as Exhibit 15 and incorporated herein by reference. Shareholders are urged to read such opinion carefully in its entirety for assumptions made, matters considered and the limits of the review undertaken by PaineWebber;

          (v) the strategic value to the Company of access to investment capital which would accompany a combination with IAT in light of the Board's belief that the Company's limited access to the capital markets prevents the Company from fully realizing its growth strategy and that it is unlikely that the Company could successfully address such problems in an appropriate time frame;

          (vi) the approval and recommendation of the transaction by the Board followed the solicitation of offers for an acquisition of the Company in a targeted auction process;

          (vii) the terms and conditions of the transaction do not include financing conditions, contingencies, hold-backs or escrows to consummate the transaction;

          (viii) the transaction permits the Company to act on an unsolicited proposal if the Board, in the exercise of its fiduciary obligations (as determined in good faith by the Board based on the advice of counsel), determines that such unsolicited proposal is a superior proposal;

          (ix) the historical market prices and the recent trading activity of the Company's shares;

          (x) the extensive arms-length negotiations between the Company and IAT that led to the belief of the Board that $3.65 per share for the shares represented the highest price per share that could be negotiated with IAT;

          (xi) the $3.65 per share price in this transaction represents a 61.6% premium over the closing sales price of $2.25 per share for the stock as reported on the NASDAQ stock market on the last trading day prior to the Board's determination;

          (xii) the Board's determination that there is a substantial likelihood that the transaction will be completed.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. The Board viewed its position and recommendations as being based on the totality of the information presented and considered by it. In reaching its determination to approve and recommend the transaction, the Board of Directors did not assign any relative or specific weight to particular factors, and individual directors may have given differing weights to different factors.

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

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained PaineWebber as its financial advisor. Pursuant to a letter agreement dated February 13, 1998, between the Company and PaineWebber (the "Engagement Letter"), the Company has agreed to pay PaineWebber a fairness opinion fee of $100,000 payable upon delivery of the opinion and an additional $100,000 as compensation for the fairness opinion if a sale transaction (as defined in the Engagement Letter) is not consummated. In addition to any fairness opinion fee, if a sale transaction (as defined in the Engagement Letter) is consummated the Company shall pay to PaineWebber a transaction fee of the greater of $500,000 or 1.5% of the sum value of the total shares purchased pursuant to any sale transaction, payable upon closing of such sale transaction. The Company has also agreed to reimburse PaineWebber for its reasonable out-of-pocket expenses in carrying out its duties under the Engagement Letter, including the reasonable fees and expenses of PaineWebber's outside legal counsel, if any.

     Pursuant to an agreement dated February 13, 1998, between the Company and PaineWebber, the Company has agreed to indemnify PaineWebber against certain expenses and liabilities incurred in connection with its engagement.

     Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Other than normal periodic purchases made pursuant to the Company's employee stock purchase plan, to the Company's best knowledge, no transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, the directors and executive officers of the Company who have ownership of record or beneficial ownership of Shares have the present intention to tender their Shares pursuant to the terms of the Offer. Each director executed the Tender Agreement described in Item 3(b)(2) wherein each agreed to tender all Shares beneficially owned by them.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a)(1)-(4) No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or
(iii) a tender offer for or other acquisition of securities by or of the Company.

     (b) There is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

  North Carolina and California Departments of Insurance

     The permissibility of the Offer is contingent upon the receipt of approvals from the insurance regulators in each domestic and foreign jurisdiction which is a domicile of any insurance company subsidiary of the Company. The Company as well as its insurer subsidiaries within the group are domiciled within the state of North Carolina and subject to the jurisdiction of the NCDOI.

     IAT delivered a preliminary draft of a Form A application to the NCDOI on July 8, 1998. A copy of the preliminary draft was delivered to the Company. Although the Company is hopeful that the NCDOI will approve the transaction, no assurances can be made as to the timing or the outcome of the matter.

     As a result of the volume of premiums written by subsidiary Wilshire Insurance Company in California, Wilshire is deemed to be commercially domiciled in the state of California. There may be filings required by the California Department of Insurance ("CDOI") in connection with the Offer. To the Company's knowledge, IAT has not yet made any filing with the CDOI.

  Delaware Chancery Court Approval

     On December 10, 1987, the Trust was ordered by Delaware Chancery Court to divest itself of its ownership of Shares of the Company and to invest in a more diversified portfolio. In April 1993, the Court granted the Trustee's petition for a clarification of its orders to make clear that it is within the sound discretion of the Trustee to determine the timing and terms of any disposition of the Trust's Shares, subject to the Court's approval of the Trustee's plan for disposition of such Shares. Accordingly, the Trustee plans to appear before the Delaware Chancery Court and present the Trust Purchase Agreement for approval. Although it is anticipated that the Court will be able to hear and rule upon the parties' request for approval of the Trust Purchase Agreement on an expedited basis, there can be no assurance as to either the timing or outcome of any hearing or ruling on the matter.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following items have been filed as exhibits to this Schedule 14D-9 filed by the Company with the Commission and are available for inspection at the public reference facilities at the principal office of the Commission at 450 Fifth Street, Washington, D.C. 20549 and for copying upon payment of the Commission's customary charges:

Exhibit 1 Pages 5-17 of the Company's Proxy Statement, dated April 21, 1998, in connection with the Annual Meeting of Shareholders of the Company held on May 21, 1998, incorporated herein by reference

Exhibit 2 1986 Employee Incentive Stock Option Plan of McM Corporation, effective May 16, 1986 (incorporated by reference to the Company's Proxy Statement dated April 18, 1986. in connection with the Annual Meeting of Shareholders of the Company held on May 16, 1986)

Exhibit 3 1996 Employee Incentive Stock Option Plan of McM Corporation, effective May 23, 1996 (incorporated by reference to the Company's proxy statement dated April 25, 1996, in connection with the Annual Meeting of Shareholders of the Company held on May 23, 1996)

Exhibit 4 Employment Agreement between the Company and George E. King dated February 16, 1984, as amended (incorporated by reference to the Company's Annual Reports on Form 10-K for the years ending December 31, 1989, 1992, 1993, 1994 and 1996) and the latest amendment of March 26, 1998, being attached hereto

Exhibit 5 Employment Agreement between the Company and Stephen L. Stephano dated February 1, 1993, as amended (incorporated by reference to the Company's Annual Reports on Form 10-K for the years ended December 31, 1993, 1994 and 1996) and the latest amendment of March 26, 1998, being attached hereto

Exhibit 6 1996 Employee Stock Purchase Plan of McM Corporation effective May 23, 1996 (incorporated by reference to the Company's proxy statement dated April 25, 1996, in connection with the Annual Meeting of Shareholders of the Company held on May 23, 1996)

Exhibit 7 Key Executive Incentive Compensation Plan effective January 1, 1993 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994)

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

Exhibit 8 McM Corporation Phantom Stock Plan effective January 19, 1995 (incorporated by reference to the company's Annual Report on Form 10-K for the year ended December 31, 1994)

Exhibit 9 Offer and Rights Agreement dated July 16, 1998, between the Company and IAT

Exhibit 10 Trust Purchase Agreement dated July 16, 1998, between the McMillen Trust and IAT

Exhibit 11 Tender Agreement dated July 16, 1998, between the individual directors of the company and IAT

Exhibit 12 Form of five Certificates of Contribution dated June 15, 1998, between OF&C and IAT

Exhibit 13 Confidentiality Agreement dated April 15, 1998, between IAT and the Company

Exhibit 14 Letter to shareholders dated July 23, 1996, communicating the recommendation of the Company's Board

Exhibit 15     Joint Press Release of IAT and the Company dated July 17, 1998

Exhibit 16     Opinion Letter dated as of July 16, 1998, by PaineWebber

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          McM Corporation, a North Carolina
                                          corporation

                                          By:      /s/ GEORGE E. KING
                                            ------------------------------------
                                                George E. King, Chairman/CEO
July 23, 1998
      Date

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